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LAZARUS ROTHSTEIN, ESQ.

OF COUNSEL:	e-mail:lrothstein@legalandcompliance.com
CRAIG D. LINDER, ESQ.**	Direct Dial: (561) 433-6217
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

* licensed in FL and NY
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November 15, 2017

VIA ELECTRONIC EDGAR FILING

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ShantiNiketan International Corporation
Offering Statement on Form 1-A (Amendment No. 1)
Filed October 5, 2017
File No. 024-10735

Dear Mr. Kluck:

ShantiNiketan International Corporation (the “Company”) is in receipt of the staff’s comment letter dated November 1, 2017 relating to the Company’s Offering Statement on Form 1-A (Amendment No. 1) (the “Offering Statement”) filed with the SEC on October 5, 2017. We note that we have contemporaneously filed Amendment No. 2 to the Offering Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Use of Proceeds, page 14

1.	We note your revised disclosure on page 23 in response to our prior comment 9 in which you state that you plan to finance each project with $8.3 million cash from the proceeds of this offering. We reissue our prior comment in part. Please revise to reconcile this disclosure with the disclosure in your Use of Proceeds section. Please refer to Item 504 of Regulation S-K.

Response: The Company has revised the disclosure on page 14 to clarify the estimated total cost of each of the three planned projects at $9,666,667 (a total of $29,000,000), the cash required to begin the development of each project at approximately $8,300,000 (a total of $24,900,000) and the balance of $1,366,667 (a total of $$4,100,001) to be funded from the proceeds from future expected sales. These amounts are now consistent with the estimated overall project development costs disclosed on page 23. The Company has further clarified in the explanation to the table the order of priority of its proposed use of proceeds at varying amounts.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

November 15, 2017

Description of Business, page 20

2.	We note your revisions in response to our prior comment 8 in which you have revised your disclosure on pages 8 and 21 to identify the entities owned or controlled by Mr. Ignatius that have been engaged in the development and sale of ShantiniNiketan branded retirement communities. We reissue our prior comment in part. Please revise your disclosure under an appropriate heading to discuss potential conflicts of interest between this entity and Shantiniketan International Corporation and its affiliates.

Response: The Company has revised its disclosure to reflect the potential conflicts that may arise between the competing entities affiliated with Mr. Ignatius and the Company on page 10 and added a summary of this disclosure in a new section in the Summary of the Offering under the caption “Conflicts of Interest” on page 4.

Certain Relationships and Related Party Transactions, page 33

3.	We note your revisions in response to our prior comment 5 in which you have revised your disclosure on page 3 to indicate that you issued 25,000,100 shares in exchange for cash contributions of $25,000.10 and the contribution of a license agreement for the use of certain intellectual property for no additional consideration. As your revised disclosure implies that you issued shares for the cash and license agreement contributions, we reissue our prior comment. We note your disclosure on pages 33 and F-10 that the Company entered into a License Agreement with the Iggy Ignatius Trust for no consideration.Please revise to reconcile.

Response: The Company has revised its disclosure on page F-10 to include disclosure of the contribution of cash and the intellectual property which included the license agreement in exchange for the 25,000,100 shares previously disclosed on page 33 and to clarify that there would no “additional” consideration paid by the Company pursuant to that license agreement.

We trust that this response is satisfactory. If the staff has any comments regarding Amendment No. 2, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

November 15, 2017

ACKNOWLEDGEMENT

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ShantiNiketan International Corporation

By:	/s/ Appaswamy “Vino” Pajanor
Appaswamy “Vino” Pajanor
Chief Executive Officer

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832